SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal year ended June 30, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 34-24802

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

EDELBROCK CORPORATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Edelbrock Corporation
2700 California Street
Torrance, California 90503

REQUIRED INFORMATION
Your Rights To Additional Information
SIGNATURE

REQUIRED INFORMATION

Financial Statements

               The Edelbrock Corporation 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

1.	Statements of Net Assets Available For Plan Benefits as of June 30, 2003 and 2002

2.	Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2003

3.	Notes to Financial Statements

4.	Supplemental Schedule

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

     1.     financial information; and

     2.     information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Edelbrock Corporation, 2700 California Street, Torrance, CA 90503, (310) 781-2222.

You also have the right to receive from the plan administrator, on request and a nominal charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Edelbrock Corporation, 2700 California Street, Torrance, CA 90503) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURE

               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDELBROCK CORPORATION 401(k) PLAN

Date: December 23, 2003	By:	/s/ Christina Edelbrock

Christina Edelbrock
Trustee

	By:	/s/ Wayne Murray

Wayne Murray
Trustee

	By:	/s/ Timothy Pettit

Timothy Pettit
Trustee

Financial Statements and Report of Independent
Certified Public Accountants

Edelbrock Corporation 401(k) Plan

June 30, 2003 and 2002

C O N T E N T S

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits	4
Statement of Changes in Net Assets Available for Plan Benefits	5
Notes to Financial Statements	6
SUPPLEMENTARY SCHEDULE
Schedule H, Item 4(i) - Schedule of Assets (Held at End of Year)	11

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Trustees Edelbrock Corporation 401(k) Plan

We have audited the financial statements of Edelbrock Corporation 401(k) Plan (the “Plan”) as of June 30, 2003, and for the year then ended, as listed in the accompanying index. These financial statements and supplementary schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedule of Edelbrock Corporation 401(k) Plan as of and for the year ended June 30, 2002, were audited by other auditors whose report dated September 19, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule of assets (held at end of year) is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California November 21, 2003

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017 2464
T   213 627-1717
F   213 624-6793
W   www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Edelbrock Corporation 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
June 30,

	2003	2002

Assets
Investments, at fair value
Common/collective trust	$1,420,424	$721,869
Mutual funds	10,005,492	8,460,755
Edelbrock corporate common stock fund	6,328,357	8,192,884
Participant loans	812,154	882,914
Receivables:
Employer contributions	577,834	525,550
Participant contributions	—	13,276

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$19,144,261	$18,797,248

The accompanying notes are an integral part of these statements.

Edelbrock Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended June 30, 2003 and 2002

Additions to net assets attributed to:
Investment income:
Loan interest	$61,300
Interest and dividends	479,240
Contributions:
Employer	578,237
Participant’s deferrals	688,298
Participant rollover	10,344
Transfer of assets into Plan	5,569

Total additions	1,822,988

Deductions from net assets attributed to:
Net depreciation in fair value of investments	620,909
Benefits paid to participants	787,959
Corrective distributions	40,595
Defaulted loans	26,512

Total deductions	1,475,975

NET INCREASE IN NET ASSETS	347,013
Net assets available for plan benefits:
Beginning of the year	18,797,248

End of the year	$19,144,261

The accompanying notes are an integral part of this statement.

Edelbrock Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE A - DESCRIPTION OF THE PLAN

The following description of Edelbrock Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1996. The Plan covers all employees of Edelbrock Corporation (the “Company”) who are eligible to enroll in the Plan. An employee is eligible to participate once they have attained the age of 18 and have completed 1 year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants Contributions

Participants may contribute a percentage of their eligible pretax annual compensation up to a specified amount as defined in the Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investments of their contributions into various investment options offered by the Plan.

Employer Contributions

Each year the Company may make a matching contribution related to the participant’s 401(k) deferral, as determined by the Company’s Board of Directors. During the fiscal year ending June 30, 2003, the Company matched participant contributions at 50 percent up to the first 4 percent of the participant’s deferred contributions. In addition, the Company, at its discretion, may make additional contributions to the Plan. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution plus actual earnings thereon is based on years of service. Participants begin vesting after three years of credited service and become 100 percent vested after six years of credited service. Participant accounts are deemed 100 percent vested upon death, disability or attaining age 65.

Edelbrock Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2003 and 2002

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

Each participant’s account is credited with the participant’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures are allocated among participants subsequent to year-end based on their account balances.

Payment of Benefits

On retirement, disability, death or termination of service, a participant will receive either a lump sum or a rollover amount equal to the value of the vested portion of his or her account. Distributions are subject to the applicable provisions of the Plan agreement. The Plan allows in-service withdrawals under certain conditions.

Loans

Participants may borrow from their vested account balance up to a maximum equal to the lesser of $50,000 or 50 percent of their nonforfeitable account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loans must be repaid within a 5-year period, unless it is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The loans are secured by 50 percent of the vested balance in the participant’s account and bear interest at rates ranging from 5.75% percent to 10.50% percent. Principal and interest are normally paid ratably through payroll deductions.

Administrative Expenses

Edelbrock Corporation pays all of the Plan’s administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Edelbrock Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the Plan’s year-end. Fair value is determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis. The investment funds are allocated to the participants at all times. The investment in Edelbrock Corporation common stock fund is based on the quoted market price of Edelbrock shares. Participant loans receivable are valued at cost which approximates fair value.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investments are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Plan Benefits

Benefits are recorded when paid.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Edelbrock Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2003 and 2002

NOTE D - TAX STATUS

The BYSIS prototype non standardized plan received a favorable opinion letter from the Internal Revenue Service (IRS) on August 7, 2001 which stated that the plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has filed for an individual determination letter but has not received the determination as of November 21, 2003. The Plan Sponsor believes that the Plan, as amended, continues to qualify for tax exemption and to operate as designed. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

NOTE E - INVESTMENTS

The following schedule represents the fair value of investments representing 5% or more of net assets:

	June 30,

	Fair value

	2003	2002

Investments at fair market value as
Stable Value Trust A	$1,420,424	$—
Strategic Income Fund A	6,856,064	5,962,294
Edelbrock Corporation Common Stock Fund	6,328,357	8,192,884

Total	$14,604,845	$14,155,178

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $620,909 as follows:

Mutual Funds	$607,234
Edelbrock Corporation Common Stock Fund	(1,228,143)

Total	$(620,909)

SUPPLEMENTARY SCHEDULE

Edelbrock Corporation 401(k) Plan
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
June 30, 2003

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	collateral, par, or maturity value	Cost	Value

	Janus Adviser	Worldwide Fund	**	$170,472
	John Hancock	Core Equity Fund A	**	518,971
	John Hancock	Large-Cap Equity Fund A	**	503,136
	John Hancock	Balanced Fund A	**	380,842
	John Hancock	Small Cap Equity A	**	202,549
	John Hancock	Stable Value Trust A	**	1,420,424
	John Hancock	Strategic Income Fund A	**	6,856,064
	Janus Adviser	Growth & Income Fund	**	498,548
*	Edelbrock Corporation	Common Stock Fund	**	6,328,357
	John Hancock	US Global Leaders Growth A	**	211,915
	Fidelity Advisor	Mid Cap Fund A	**	568,702
	John Hancock	International Fund A	**	94,293
*	Participant Loans	Interest rates ranged from 5.75 % to 10.50%		812,154

	Total			$18,566,427

* Represents a party-in-interest

** Not provided by trustee